As filed with the Securities and Exchange Commission on May 6, 2005

Registration No. 333-121407

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LAZARD LTD

(Exact name of Registrant as specified in its charter)

Bermuda	6199	98-0437848
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

(441) 295-1422

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Scott D. Hoffman, Esq.

Lazard Ltd

30 Rockefeller Plaza

New York, New York 10020

(212) 632-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Adam D. Chinn, Esq. Craig M. Wasserman, Esq. Gavin D. Solotar, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Kris F. Heinzelman, Esq. Erik R. Tavzel, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public:  May 10, 2005

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  333-121407

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-121407) is being filed solely to include revised Exhibits 5.1 and 10.25, and to incorporate by reference an additional Exhibit 25.1.

This Post-Effective Amendment shall become effective in accordance with the provisions of Rule 462 of the Securities Act of 1933, as amended.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.*

2.1	Form of Master Separation Agreement.*

2.2	Class B-1 and Class C Members Transaction Agreement.*

3.1	Certificate of Incorporation and Memorandum of Association.*

3.2	Certificate of Incorporation in Change of Name.*

3.3	Form of Amended and Restated Bye-laws.*

4.1	Form of Specimen Certificate for Class A common stock.*

4.2	Form of Indenture of Lazard Group Finance LLC.**

4.3	Form of Supplemental Indenture to the Indenture relating to the Lazard Group Finance LLC senior notes.**

4.4	Form of Purchase Contract Agreement relating to the Lazard Ltd purchase contracts, which are components of the Lazard Ltd equity security units.**

4.5	Form of Pledge Agreement relating to the Lazard Group Finance LLC senior notes, which are components of the Lazard Ltd equity security units.**

4.6	Form of Pledge Agreement relating to the Lazard Group notes.**

4.7	Form of Normal Equity Security Units Certificate (included in Exhibit 4.4).

4.8	Form of Stripped Equity Security Units Certificate (included in Exhibit 4.4).

4.9	Form of Senior Note (included in Exhibit 4.3).

5.1	Opinion of Conyers Dill & Pearman, Bermuda.

8.1	Opinion of Wachtell, Lipton, Rosen & Katz.*

8.2	Opinion of Conyers Dill & Pearman, Bermuda (included in Exhibit 5.1).

10.1	Form of the LAZ-MD Holdings Stockholders’ Agreement.*

10.2	Form of Lazard Group Fourth Amended and Restated Limited Liability Company Operating Agreement.*

10.3	Form of Tax Receivable Agreement.*

10.4	Form of Employee Benefits Agreement.*

10.5	Form of Insurance Matters Agreement.*

10.6	Form of Lazard License Agreement.*

10.7	Form of Administrative Services Agreement.*

10.8	Form of Business Alliance Agreement.*

10.9	First Amended and Restated Limited Liability Company Agreement of Lazard Asset Management LLC, dated as of January 10, 2003.*

10.10	Master Transaction and Relationship Agreement, dated as of March 26, 2003, by and among Banca Intesa S.p.A., Lazard LLC and Lazard & Co. S.r.l.*

10.11	Note Purchase Agreement, dated as of March 26, 2003, by and among Lazard Funding LLC, Lazard LLC and Banca Intesa S.p.A.*

10.12	$150 Million Subordinated Convertible Promissory Note due 2018, issued by Lazard Funding LLC to Banca Intesa S.p.A.*

10.13	$50 Million Subordinated Non-Transferable Promissory Note due 2078, issued by Lazard & Co. S.r.l. to Banca Intesa S.p.A.*

Exhibit Number	Exhibit Title
10.14	Guaranty of Lazard LLC to Banca Intesa S.p.A., dated as of March 26, 2003.*

10.15	Amended and Restated Operating Agreement of Lazard Strategic Coordination Company LLC, dated as of January 1, 2002.*

10.16	Note Purchase Agreement, dated as of May 11, 2001, by and between Lazard Funding Limited LLC, Lazard LLC, and the purchasers thereto.*

10.17	Amendment No. 1, dated as of August 27, 2003, to the Note Purchase Agreement, dated as of May 11, 2001, by and between Lazard Funding Limited LLC, Lazard LLC, and the purchasers thereto.*

10.18	Lease, dated as of January 27, 1994, by and between Rockefeller Center Properties and Lazard Frères & Co.*

10.19	Lease with an Option to Purchase, dated as of July 11, 1990, by and between Sicomibail and Finabail and SCI du 121 Boulevard Hausmann (English translation).*

10.20	Occupational Lease, dated as of August 9, 2002, Burford (Stratton) Nominee 1 Limited, Burford (Stratton) Nominee 2 Limited, Burford (Stratton) Limited, Lazard & Co., Limited and Lazard LLC.*

10.21	2005 Equity Incentive Plan.*

10.22	2005 Bonus Plan.*

10.23	Form of Agreement relating to Retention and Noncompetition and Other Covenants between Lazard Ltd, Lazard Group LLC and Bruce Wasserstein.*

10.24	Form of Agreement relating to Reorganization of Lazard by and between Lazard LLC and Bruce Wasserstein.*

10.25	Form of Agreement relating to Retention and Noncompetition and Other Covenants between Lazard Ltd, Lazard Group LLC and Steven J. Golub.

10.26	Form of Agreement relating to Retention and Noncompetition and Other Covenants applicable to, and related Schedule I for, each of Michael J. Castellano, Scott D. Hoffman and Charles G. Ward III.*

10.27	Form of Agreements relating to Retention and Noncompetition and Other Covenants.*

10.28	Form of Amended and Restated Letter Agreement, effective as of January 1, 2004, between Vernon E. Jordan, Jr. and Lazard Frères & Co. LLC.*

10.29	Letter Agreement, dated as of March 15, 2005, from IXIS Corporate and Investment Bank to Lazard LLC and Lazard Ltd.*

10.30	Form of Registration Rights Agreement, by and among Lazard Group Finance LLC, Lazard, Lazard LLC and IXIS Corporate and Investment Bank.*

10.31	Form of Letter Agreement with Bruce Wasserstein family trusts.*

12.1	Condensed Financial Information of Lazard LLC for the Years Ended December 31, 2002, 2003 and 2004.*

21.1	List of Subsidiaries of the Registrant.*

23.1	Consent of Deloitte & Touche LLP.*

23.2	Consent of Conyers Dill & Pearman, Bermuda.*

23.3	Consent of Bruce Wasserstein to be named as a director nominee.*

23.4	Consent of Robert Charles Clark to be named as a director nominee.*

Exhibit Number	Exhibit Title

23.5	Consent of Ellis Jones to be named as a director nominee.*

23.6	Consent of Vernon E. Jordan, Jr. to be named as a director nominee.*

23.7	Consent of Anthony Orsatelli to be named as a director nominee.*

23.8	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).

23.9	Consent of Appleby Spurling Hunter.*

24.1	Powers of Attorney.*

24.2	Power of Attorney for Bruce Wasserstein.*

25.1	Statement of Eligibility of Trustee.***

*	Previously filed.
**	Incorporated by reference to Amendment No. 1 to Lazard Ltd and Lazard Group Finance LLC’s Registration Statement on Form S-1 (File No. 333-123463) filed on April 18, 2005, relating to the equity security units offering of Lazard Ltd and Lazard Group Finance LLC.
***	Incorporated by reference to Post-Effective Amendment No. 1 to Lazard Ltd and Lazard Group Finance LLC’s Registration Statement on Form S-1 (File No. 333-123463) filed on May 6, 2005, relating to the equity security units of Lazard Ltd and Lazard Group Finance LLC.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 6, 2005.

LAZARD LTD

By:	/s/ Bruce Wasserstein

Name: Bruce Wasserstein
Title: Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Bruce Wasserstein Bruce Wasserstein	Director and Chief Executive Officer (principal executive officer)	May 6, 2005

/s/ Steven J. Golub Steven J. Golub	Director and President	May 6, 2005

/s/ Michael J. Castellano Michael J. Castellano	Director and Vice President (principal financial and accounting officer)	May 6, 2005

/s/ Scott D. Hoffman Scott D. Hoffman	Director and Vice President	May 6, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Form of Underwriting Agreement.*

2.1	Form of Master Separation Agreement.*

2.2	Class B-1 and Class C Members Transaction Agreement.*

3.1	Certificate of Incorporation and Memorandum of Association.*

3.2	Certificate of Incorporation in Change of Name.*

3.3	Form of Amended and Restated Bye-laws.*

4.1	Form of Specimen Certificate for Class A common stock.*

4.2	Form of Indenture of Lazard Group Finance LLC.**

4.3	Form of Supplemental Indenture to the Indenture relating to the Lazard Group Finance LLC senior notes.**

4.4	Form of Purchase Contract Agreement relating to the Lazard Ltd purchase contracts, which are components of the Lazard Ltd equity security units.**

4.5	Form of Pledge Agreement relating to the Lazard Group Finance LLC senior notes, which are components of the Lazard Ltd equity security units.**

4.6	Form of Pledge Agreement relating to the Lazard Group notes.**

4.7	Form of Normal Equity Security Units Certificate (included in Exhibit 4.4).

4.8	Form of Stripped Equity Security Units Certificate (included in Exhibit 4.4).

4.9	Form of Senior Note (included in Exhibit 4.3).

5.1	Opinion of Conyers Dill & Pearman, Bermuda.

8.1	Opinion of Wachtell, Lipton, Rosen & Katz.*

8.2	Opinion of Conyers Dill & Pearman, Bermuda (included in Exhibit 5.1).

10.1	Form of the LAZ-MD Holdings Stockholders’ Agreement.*

10.2	Form of Lazard Group Fourth Amended and Restated Limited Liability Company Operating Agreement.*

10.3	Form of Tax Receivable Agreement.*

10.4	Form of Employee Benefits Agreement.*

10.5	Form of Insurance Matters Agreement.*

10.6	Form of Lazard License Agreement.*

10.7	Form of Administrative Services Agreement.*

10.8	Form of Business Alliance Agreement.*

10.9	First Amended and Restated Limited Liability Company Agreement of Lazard Asset Management LLC, dated as of January 10, 2003.*

10.10	Master Transaction and Relationship Agreement, dated as of March 26, 2003, by and among Banca Intesa S.p.A., Lazard LLC and Lazard & Co. S.r.l.*

10.11	Note Purchase Agreement, dated as of March 26, 2003, by and among Lazard Funding LLC, Lazard LLC and Banca Intesa S.p.A.*

10.12	$150 Million Subordinated Convertible Promissory Note due 2018, issued by Lazard Funding LLC to Banca Intesa S.p.A.*

10.13	$50 Million Subordinated Non-Transferable Promissory Note due 2078, issued by Lazard & Co. S.r.l. to Banca Intesa S.p.A.*

Exhibit Number	Exhibit Title
10.14	Guaranty of Lazard LLC to Banca Intesa S.p.A., dated as of March 26, 2003.*

10.15	Amended and Restated Operating Agreement of Lazard Strategic Coordination Company LLC, dated as of January 1, 2002.*

10.16	Note Purchase Agreement, dated as of May 11, 2001, by and between Lazard Funding Limited LLC, Lazard LLC, and the purchasers thereto.*

10.17	Amendment No. 1, dated as of August 27, 2003, to the Note Purchase Agreement, dated as of May 11, 2001, by and between Lazard Funding Limited LLC, Lazard LLC, and the purchasers thereto.*

10.18	Lease, dated as of January 27, 1994, by and between Rockefeller Center Properties and Lazard Frères & Co.*

10.19	Lease with an Option to Purchase, dated as of July 11, 1990, by and between Sicomibail and Finabail and SCI du 121 Boulevard Hausmann (English translation).*

10.20	Occupational Lease, dated as of August 9, 2002, Burford (Stratton) Nominee 1 Limited, Burford (Stratton) Nominee 2 Limited, Burford (Stratton) Limited, Lazard & Co., Limited and Lazard LLC.*

10.21	2005 Equity Incentive Plan.*

10.22	2005 Bonus Plan.*

10.23	Form of Agreement relating to Retention and Noncompetition and Other Covenants between Lazard Ltd, Lazard Group LLC and Bruce Wasserstein.*

10.24	Form of Agreement relating to Reorganization of Lazard by and between Lazard LLC and Bruce Wasserstein.*

10.25	Form of Agreement relating to Retention and Noncompetition and Other Covenants between Lazard Ltd, Lazard Group LLC and Steven J. Golub.

10.26	Form of Agreement relating to Retention and Noncompetition and Other Covenants applicable to, and related Schedule I for, each of Michael J. Castellano, Scott D. Hoffman and Charles G. Ward III.*

10.27	Form of Agreements relating to Retention and Noncompetition and Other Covenants.*

10.28	Form of Amended and Restated Letter Agreement, effective as of January 1, 2004, between Vernon E. Jordan, Jr. and Lazard Frères & Co. LLC.*

10.29	Letter Agreement, dated as of March 15, 2005, from IXIS Corporate and Investment Bank to Lazard LLC and Lazard Ltd.*

10.30	Form of Registration Rights Agreement, by and among Lazard Group Finance LLC, Lazard, Lazard LLC and IXIS Corporate and Investment Bank.*

10.31	Form of Letter Agreement with Bruce Wasserstein family trusts.*

12.1	Condensed Financial Information of Lazard LLC for the Years Ended December 31, 2002, 2003 and 2004.*

21.1	List of Subsidiaries of the Registrant.*

23.1	Consent of Deloitte & Touche LLP.*

23.2	Consent of Conyers Dill & Pearman, Bermuda.*

23.3	Consent of Bruce Wasserstein to be named as a director nominee.*

23.4	Consent of Robert Charles Clark to be named as a director nominee.*

Exhibit Number	Exhibit Title

23.5	Consent of Ellis Jones to be named as a director nominee.*

23.6	Consent of Vernon E. Jordan, Jr. to be named as a director nominee.*

23.7	Consent of Anthony Orsatelli to be named as a director nominee.*

23.8	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).

23.9	Consent of Appleby Spurling Hunter.*

24.1	Powers of Attorney.*

24.2	Power of Attorney for Bruce Wasserstein.*

25.1	Statement of Eligibility of Trustee.***

*	Previously filed.
**	Incorporated by reference to Amendment No. 1 to Lazard Ltd and Lazard Group Finance LLC’s Registration Statement on Form S-1 (File No. 333-123463) filed on April 18, 2005, relating to the equity security units offering of Lazard Ltd and Lazard Group Finance LLC.
***	Incorporated by reference to Post-Effective Amendment No. 1 to Lazard Ltd and Lazard Group Finance LLC’s Registration Statement on Form S-1 (File No. 333-123463) filed on May 6, 2005, relating to the equity security units of Lazard Ltd and Lazard Group Finance LLC.